UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

_____________________________________________
                                             :
               In the Matter of              :
                                             :
     AMERICAN ELECTRIC POWER COMPANY, INC.   :    CERTIFICATE
             Columbus, Ohio  43215           :         OF
                                             :    NOTIFICATION
                   (70-5943)                 :
                                             :
  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
_____________________________________________:

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated
June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from October 1, 1997, through December 31, 1997, the Company issued a total of 263,549 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $13,001,135.72, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 29,498 shares of the Company's Common Stock, at a total purchase price of $1,422,296.77. These transactions are set forth in more detail in the attached
Schedule I, incorporated herein by reference.

                           AMERICAN ELECTRIC POWER COMPANY, INC.


                           By:        /s/ A. A. Pena
                                    A. A. Pena, Treasurer

Dated:  January 12, 1998


                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
          For the Period October 1 - December 31, 1997

TRANSACTIONS THIS PERIOD:

                    - Original Issue Shares -

                     Shares        Price               Total
  Period             Issued      Per Share        Purchase Price

10/01/97 to         263,549       $49.331         $13,001,135.72
 12/31/97

                    - Open Market Purchases -

                    Shares      Average Price          Total
  Date             Purchased      Per Share       Purchase Price

10/07/97              2,792       $46.625          $  130,177.00
10/14/97              2,922        46.875             136,968.75
10/21/97              2,598        47.688             123,893.42
10/28/97              2,069        45.905              94,977.45
10/28/97                 94        46.750               4,394.50
11/04/97              2,159        47.750             103,092.55
11/05/97                 12        49.938                 575.26
11/11/97              4,320        47.125             203,580.00
11/18/97              1,628        47.625              77,533.50
11/25/97              1,477        49.500              73,111.50
12/02/97              2,063        49.938             103,022.09
12/09/97              3,209        49.250             158,043.25
12/16/97              1,181        50.875              60,083.38
12/23/97              1,611        51.250              82,563.75
12/30/97              1,363        51.563              70,280.37
   Total O/M Purch.  29,498                       $ 1,422,296.77


                 - Total Activity This Period -

                    Shares                             Total
                   Purchased                      Purchase Price

O/I Shares          263,549                       $13,001,135.72
O/M Purchases        29,498                         1,422,296.77
   Total Activity   293,047                       $14,423,432.49


SCHEDULE I to CERTIFICATE OF                               PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 1997



CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -

                                   Shares              Total
                                   Issued         Purchase Price

Totals from last report         45,166,898       $893,672,322.64
Transactions this period           263,549         13,001,135.72
   Total Original Issue Shares  45,430,447       $906,673,458.36


                    - Open Market Purchases -

                                   Shares              Total
                                  Purchased       Purchase Price

Totals from last report         19,874,480       $601,880,247.50
Transactions this period            29,498          1,422,296.77
   Total Open Market Purchases  19,903,978       $603,302,544.27